QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.8

Polymer Group, Inc. P.O. Box 5069 N. Charleston, SC 29405 Contact: Robert Johnston 843-566-7293

PGI Investor Relations News Release

Polymer Group, Inc. Announces Dismissal of
Involuntary Petition—Exchange Offer Proceeds,
Business as Usual

For Immediate Release

Wednesday, April 3, 2002

[North Charleston, SC]—Polymer Group, Inc. (NYSE: PGI) and the Petitioning Creditors announced today that they have reached an agreement that results in the dismissal of the Involuntary Petition filed against Polymer Group, Inc. on March 25, 2002 in the Federal Court, District of South Carolina to permit the parties to discuss and negotiate the terms of a potential restructuring of the Company. The Petitioning Creditors and other Creditors of Polymer Group, Inc. have agreed to continue financial restructuring discussions through May 12, 2002. The Agent on behalf of the Company's Senior Lenders supported the dismissal of the Petition.

As a result of this agreement, Polymer Group, Inc. will be dismissed from the Involuntary Chapter 11 subject to applicable notice requirements, and is permitted to continue business operations as normal as if no Involuntary Petition had been filed.

On March 15, 2002, PGI announced a comprehensive financial restructuring that proposes to reduce the Company's debt by more than $550 million. In conjunction with the comprehensive financial restructuring, the Company launched an exchange offer for all of its Senior Subordinated Notes not held by CSFB Global Opportunities Partners. In order to accommodate the agreement with the Petitioning Creditors, the Company has agreed to extend the exchange offer to May 15, 2002.

Polymer Group, Inc., the world's third largest producer of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The Company employs approximately 4,000 people and operates 25 manufacturing facilities throughout the world. Polymer Group, Inc. is the exclusive manufacturer of Miratec® fabrics, produced using the Company's proprietary advanced APEX® laser and fabric forming technologies. The Company believes that Miratec® has the potential to replace traditionally woven and knit textiles in a wide range of applications. APEX® and Miratec® are registered trademarks of Polymer Group, Inc.

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause actual results to differ from those indicated in forward-looking statements can include, but are not limited to, the following: (i) increased competition in markets in which the Company competes, (ii) increased costs, (iii) changes in conditions of the general economy (iv) the Company's substantial leverage position and (v) the existing defaults in the Company's outstanding long-term indebtedness. Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer

Group, Inc. with the Securities and Exchange Commission, including the Company's 2000 Annual Report on Form 10-K.

For further information, please contact:

  Robert Johnston or
  Dennis Norman
  Investor Relations
  Polymer Group, Inc.
  P.O. Box 5069
  North Charleston, South Carolina, 29405
  Telephone No.: (843) 566-7293
  E-mail:                johnstonr@pginw.com    Web: www.polymergroupinc.com

QuickLinks

  Exhibit 99.8